EXHIBIT 4.3

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

AMENDMENT NO. 2 (this “Amendment”), dated as of April 17, 2006, to the Rights Agreement, dated as of September 15, 1999, between Russell Corporation, a Delaware corporation (the “Company”), and Sun Trust Bank (formerly SunTrust Bank, Atlanta), as rights agent (the “Rights Agent”), as amended by the Amendment to Rights Agreement, dated April 27, 2005 (collectively, the “Agreement”). Capitalized terms not otherwise defined in this Amendment shall have the meaning ascribed to such terms in the Agreement.

WHEREAS, Section 27 of the Agreement provides that prior to the Distribution Date, the Company and the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Agreement without the approval of any holders of the Rights Certificates; and

WHEREAS, the Company, Berkshire Hathaway Inc., a Delaware corporation (“Parent”), and F Subsidiary, Inc., a Delaware corporation (“Merger Sub”), are entering into an Agreement and Plan of Merger, dated as of April 17, 2006, (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company and the Company will survive as a wholly-owned subsidiary of Parent; and

WHEREAS, the board of directors of the Company (the “Board of Directors”) has determined that it is in the best interests of the Company and its stockholders and consistent with the objectives of the Board of Directors in adopting the Merger Agreement to amend the Agreement to except the Merger Agreement and the transactions contemplated thereby from the Agreement; and

WHEREAS, the Company has delivered to the Rights Agent a certificate, dated as of the date hereof, of an appropriate officer of the Company certifying that this Amendment is in compliance with the terms of Section 27 of the Agreement and instructing the Rights Agent to execute and deliver this Amendment.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which the parties hereby acknowledge, the parties agree as follows:

ARTICLE 1

AMENDMENT

1.1.	Amendments to Section 1.

(a)	Section 1(a) of the Agreement is hereby amended by inserting the following at the end of Section 1(a):

“Notwithstanding the foregoing or any provision to the contrary in this Agreement, none of Berkshire Hathaway Inc., a Delaware corporation, (“Parent”), its Subsidiaries or Affiliates, including F Subsidiary, Inc., a Delaware corporation (“Merger Sub”), is, nor shall any of them be deemed to be, an Acquiring Person by virtue of (i) their acquisition, or their right to acquire, beneficial ownership of Common Stock as a result of their execution of the Agreement and Plan of Merger, dated as of April 17, 2006 by and among Parent, Merger Sub and the Company (as it may be amended from time to time, the “Merger Agreement”), (ii) the consummation of the Merger (as defined in the Merger Agreement), or (iii) any other transaction contemplated by the Merger Agreement, it being the purpose of the Company in adopting this amendment to the Agreement that neither the execution of the Merger Agreement by any of the parties nor the consummation of the transactions contemplated thereby shall in any respect give rise to any provision of the Agreement becoming effective.”

(b)	Section 1(ee) of the Agreement is hereby amended by inserting the following at the end of Section 1(ee):

“Notwithstanding the foregoing or any provision to the contrary in this Agreement, a Stock Acquisition Date shall not occur by reason of the approval, delivery or execution of the Merger Agreement, the consummation of the Merger (as defined in the Merger Agreement), or any other transaction contemplated by the Merger Agreement.”

(c)	Section 1(jj) of the Agreement is hereby amended by inserting the following at the end of Section 1(jj):

“Notwithstanding the foregoing or any provision to the contrary in this Agreement, a Triggering Event shall not occur by reason of the approval, delivery or execution of the Merger Agreement, the consummation of the Merger (as defined in the Merger Agreement), or any other transaction contemplated by the Merger Agreement.”

1.2.	Amendment to Section 3(a). Section 3(a) of the Agreement is hereby amended by inserting the following at the end of Section 3(a):

“Notwithstanding the foregoing or any provision to the contrary in this Agreement, a Distribution Date shall not occur by reason of the approval, delivery or execution of the Merger Agreement, the consummation of the Merger (as defined in the Merger Agreement), or any other transaction contemplated by the Merger Agreement.”

1.3.	Amendment to Section 7(a). Clause (i) in Section 7(a) of the Agreement is hereby amended and restated in its entirety as follows:

“(i) (1) 5:00 P.M., Alexander City, Alabama time, on October 25, 2009, or such later date as may be established by the Board of Directors prior to the expiration of the Rights or (2) concurrently with the Effective Time (as defined in the Merger Agreement) (the earlier of (1) and (2) being herein referred to as the “Final Expiration Date”)”

1.4.	Amendment to Section 13(b). Section 13(b) of the Agreement is hereby amended by inserting the following at the end of Section 13(b):

“Notwithstanding the foregoing or any provision to the contrary in this Agreement, none of Parent, its Subsidiaries or Affiliates, including Merger Sub, is, nor shall any of them be deemed to be, a “Principal Party” by virtue of (i) their acquisition, or their right to acquire, beneficial ownership of Common Stock as a result of their execution of the Merger Agreement, (ii) the consummation of the Merger (as defined in the Merger Agreement), or (iii) any other transaction contemplated by the Merger Agreement.”

1.5.	Addition of Section 35. The Agreement is hereby amended by inserting the following new Section 35:

“Section 35. This Agreement and the Rights established hereby will terminate in all respects immediately prior to the Effective Time (as defined in the Merger Agreement).”

1.6.	Termination of Merger Agreement. If for any reason the Merger Agreement is terminated in accordance with the terms hereof or the Merger is abandoned, then this Amendment shall be of no further force and effect and the Agreement shall remain exactly the same as it existed immediately prior to execution of this Amendment.

1.7.	Agreement. The term “Agreement” as used in the Agreement shall be deemed to refer to the Agreement as amended hereby, and all references to the Agreement shall be deemed to include this Amendment.

1.8.	Governing Law. This Amendment shall be deemed to be entered into under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

1.9.	Counterparts. This Amendment may be executed in two or more counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

1.10.	Effectiveness. This Amendment shall be effective as of the date first written above, and except as expressly set forth herein, the Agreement shall remain in full force and effect and otherwise shall be unaffected hereby.

IN WITNESS WHEREOF, a duly authorized representative of each party has executed this Amendment, as of the date first written above.

RUSSELL CORPORATION

By:	/s/ Floyd G. Hoffman
	Name:	Floyd G. Hoffman
	Title:	Senior Vice President, Corporate Development, General Counsel and Secretary

SUN TRUST BANK
As Rights Agent

By:	/s/ Bryan Echols
	Name:	Bryan Echols
	Title:	Group Vice President